UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to___________

Commission file number 1-13948

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SWM Retirement Savings Plan II

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1.	Financial Statements and Schedules

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2.	Schweitzer-Mauduit International, Inc. Retirement Savings Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedule of the SWM Retirement Savings Plan II is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3.	Exhibits

Exhibit	Description

23.1	Consent of Moore, Colson & Company, P.C., Registered Independent Public Accounting Firm. Consent of Olsen Thielen & Co., Ltd, Registered Independent Public Accounting Firm.

99.1	SWM Retirement Savings Plan II Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the SWM Retirement Savings Plan II, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Human Resources Committee of Schweitzer-Mauduit International, Inc., as Plan Administrator of the SWM Retirement Savings Plan II

Date: June 29, 2020

By:	/s/ Mari Sifo
Mari Sifo
Chairman, Human Resources Committee and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Moore, Colson & Company, P.C., Registered Independent Public Accounting Firm. Consent of Olsen Thielen & Co., Ltd, Registered Independent Public Accounting Firm.

99.1	SWM Retirement Savings Plan II Financial Statements and Supplemental Schedule.